Christopher S. Auguste Phone 212-715-9265 Fax 212-715-8277 cauguste@KRAMERLEVIN.com

April 4, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Mark P. Shuman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Function(x) Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed March 7, 2012 File No. 333-174481

Dear Mr. Shuman:

Reference is made to the letter dated March 29, 2012 (the “Comment Letter”) to Robert F.X. Sillerman, Executive Chairman of Function(x) Inc. (“Function(x)” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 5 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 5 to Registration Statement on Form S-1 Filed March 7, 2012

General

1.           Your amended registration statement still does not present share information on a postsplit, retroactive basis for certain items that occurred prior to February 16, 2011, as requested in prior comment 3. Please refer to pages 13, 31 and 47, and revise as appropriate. The table on page 13 should present stock prices for periods prior to the reverse stock split that give retroactive effect to that split.

In response to the Staff’s comment, we have revised the disclosure on page 32 of Amendment No. 6 to include the requested information.  Please also note that as discussed with the Staff the table on page 13 of Amendment No. 5 previously presented stock prices for the periods prior to the reverse stock split giving retroactive effect to the split.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
April 4, 2012

2.           Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Please note that as discussed with the Staff the financial statements and related disclosure from the Company’s Form 10-Q filed on February 14, 2012 were previously included in Amendment No. 5 in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Risk Factors, page 6

3.           Please revise the first risk factor on page 11 to address the risk to your public investors of the restrictions on sales of unregistered securities under Rule 144 as the result of your former shell company status. For example, such restrictions may have a potential adverse impact on your ability to attract additional capital to implement your business plan or sustain operations.

In response to the Staff’s comment, we have revised the disclosure on page 11 of Amendment No. 6 to include the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.           Throughout your management’s discussion and analysis section you refer to amounts that appear to be inconsistently presented in either full dollar amounts or in thousands with the last three zeros omitted, except for share data. As non-exclusive examples, please refer to pages 17 and 20 where some figures appear to be in the thousands, while others are not. Please revise your entire management’s discussion and analysis section to provide a consistent presentation of all financial items.

In response to the Staff’s comment, we have revised the disclosure on pages 17, 18 and 22 of Amendment No. 6 to include the requested information.

Liquidity and Capital Resources, page 19

5.           We note your responses to prior comments 4 and 5 regarding your business description for TIPPT, Inc. In light of the substantial capital you are obligated to provide TIPPT, Inc. in the next year, please expand to discuss the funds loaned to TIPPT to date and also expand the Business section to provide the disclosures responsive to Item 101(h)(4) of Regulation S-K for this prospective business. Page 29 currently vaguely references a prospective coupon business and celebrity engagement agreements. As a non-exclusive example, it is unclear how these celebrity engagement agreements relate to your coupon business and/or your Viggle business or how TIPPT, Inc. will generate revenue.

In response to the Staff’s comment, we have revised the disclosure on page 30 of Amendment No. 6 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
April 4, 2012

6.           Please revise Liquidity and Capital Resources to provide information regarding your operations, capital resources and capital requirements that is as close to filing date of your amendment, as practicable. Address any material developments that have occurred subsequent to your most recent balance sheet date in this regard. For example, you refer to new products and/or businesses on your website that are not discussed in your prospectus or how they will affect your liquidity, financial condition, or operations.

In response to the Staff’s comment, other than entering into the line of credit and grid note with MJX, LLC there have been no material developments subsequent to the date of the Company’s most recent balance sheet date of December 31, 2011, as appears in the Company’s Form 10-Q filed on February 12, 2012, as well as in Amendment No. 5.  The recent commitment for a $10 million line of credit by an affiliate of Robert F.X. Sillerman is a material development that is disclosed in Amendment No. 6. As discussed with the Staff, we have reviewed the Company’s website and have determined that there is nothing on the Company’s website that requires disclosure in the registration statement that has not been disclosed.

7.           We note your response to prior comment 9 regarding your plan of operations and your continued lack of quantitative disclosure of your anticipated expenses and potential capital and financing needs for the next 12 months. Please revise to explain in greater detail why the operating expenses, including general and administrative, salary, and sales and development costs, are highly variable and provide meaningful quantitative context about the extent to which those expenses are variable. In light of your lack of operating history, please consider providing quantitative disclosure of your plan of operation for the next 12 months, or your anticipated budget. If such plans are subject to change do to certain circumstances, you may discus discuss factors and uncertainties that may affect the actual capital needs.

In response to the Staff’s comment, we have revised the disclosure on pages 20 and 21of Amendment No. 6 to include the requested information.

Our Business, page 24

8.           We note your response to prior comment 8 regarding your purchasing of gift cards for cash to be used as rewards. On page 24, you indicate that you have issued 78,873 reward redemptions, yet you have only nominal revenues. Please revise this section and your management’s discussion and analysis to describe the nature of your rewards, examples of the rate at which they are earned and quantitative information such as average dollar value of such rewards that are expected or likely. Please expand management’s discussion and analysis to provide quantitative information regarding the likely cost of these rewards and the funding of rewards that has been experienced and is anticipated under your business plan.

In response to the Staff’s comment, we have revised the disclosure on pages 14 and 15 of Amendment No. 6 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
April 4, 2012

9.           We note your response to prior comment 9 regarding the $9 million of intellectual property you acquired. Please summarize the material terms of your 100 Mile Group agreement and describe how it will be a part of your consolidated operations. Further, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or provide us an analysis why you do not believe it is a material agreement despite the substantial valuation of the related intellectual property.

In response to the Staff’s comment, we have revised the disclosure on page 31 of Amendment No. 6 to include the requested information.

10.           Your disclosure regarding your Watchpoints acquisition of patent applications on page 30 refers to audio fingerprinting technology that is currently not in use and unlikely to be used in the future. Please revise to clarify whether this audio fingerprinting technology differs from digital fingerprinting technology described as a crucial part of your Viggle application.

In response to the Staff’s comment, we have revised the disclosure on page 31 of Amendment No. 6 to include the requested information.  Please note that the Watchpoints audio fingerprinting technology is not currently in use by the Company and differs completely from the Company’s Viggle technology.

11.           Please further explain your response to prior comment 16 by more specifically describing how the use of the jet is a part of your business plan. You reference Mr. Sillerman’s “anticipated business travel schedule” and expected cost savings on page 46. More specifically, describe the nature of Mr. Sillerman’s business travel and provide support for your belief that this will generate cost savings, notwithstanding your status as a development stage business with limited revenue. We note that the fractional jet management fee and financing payments total approximately $35,000 per month. It is unclear how the use of the jet will represent cost savings, compared to commercial airline travel, for example.

For the Staff’s information, our disclosure regarding expected cost savings was not intended to compare savings between NetJets and commercial airline travel.  Rather, we were comparing the costs of NetJets to charter flights.   Accordingly, in response to the Staff’s comment, we have revised the disclosure on page 47 of Amendment No. 6 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
April 4, 2012

Form 10-Q for the Quarter Ended December 31, 2011

Note 5. Acquisitions

TIPPT Media Inc., page 13

12.           We note your response to our prior comment 17. Please explain further the following as it relates to the TIPPT Media acquisition:

•	Tell us whether there were any related party interests amongst The 100 Mile Group, TIPPT LLC., TIPPT Media Inc., or the company prior to the December 23, 2011 acquisition;
•	Tell us when TIPPT Media was created and when negotiations to purchase TIPPT Media began;
•
Describe further the contractual agreement between The 100 Mile Group and TIPPT and please clarify whether the contract was assigned to TIPPT Media, Inc. Tell us the date, terms and purpose of this arrangement and provide us with a copy of the contract. Tell us whether you have received any services, to date, from The 100 Mile Group pursuant to this arrangement;

•	Explain further how you evaluated this acquired intangible asset for impairment;
•
In light of Robert Sillerman’s extensive connections in the entertainment industry, please explain further why the contractual agreement between TIPPT Media and The 100 Mile Group was considered so valuable to the company;

•
We note from the Form 8-K filed on January 25, 2012 that you announced the launch of several strategic partnerships, including Verizon Communications, Capital One, Gatorade, Burger King and Pepsi. Tell us whether these partner arrangements were negotiated by TIPPT Media on behalf of the company or whether they were negotiated by the company itself. If negotiated by TIPPT Media, tell us when these negotiations materially took place; and

•
We note that the operating results of TIPPT Media have been included in the company’s consolidated financial statements since the date of acquisition. Tell us how you are accounting for the 35% noncontrolling interest in TIPPT Media in your consolidated financial statements.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
April 4, 2012

For the Staff’s information, each of the following responses corresponds to the bullet points above.

1.           Function(x) did not have any related party interests to The 100 Mile Group, TIPPT LLC or TIPPT Media Inc.  TIPPT Media Inc. was formed for the purpose of entering into the transaction with the Company.  TIPPT LLC and The 100 Mile Group had an existing contractual arrangement before that time.  Function(x) invested in TIPPT Media Inc. at the time TIPPT LLC put its assets, including the contract with The 100 Mile Group, into TIPPT Media Inc.
2.           TIPPT Media Inc. was created on December 22, 2011 in Delaware.  Negotiations between the Company and TIPPT LLC began in late September 2011.
3.           The 100 Mile Group agreement was amended and restated to change the contracting party’s name from TIPPT LLC to TIPPT Media Inc.  The purpose of the arrangement was for the The 100 Mile Group to use its contacts and efforts to arrange for celebrities to sign agreements with TIPPT Media Inc. to promote products.  The principals of The 100 Mile Group have been working since January to sign-up celebrity influencers and continue to do so.
4.           Pursuant to ASC 805 the TIPPT acquisition was deemed not to qualify as the acquisition of a business. The Company's primary reason for entering into the transaction with TIPPT was to acquire the relationship with The 100 Mile Group and therefore allocated 100% of the fair value of the consideration of $4,630,912 paid for the acquisition to this contract.
The intangible asset was acquired 8 days prior to the December 31, 2011 reporting date.  At December 31, 2011 pursuant to ASC 360 the Company reviewed the event and circumstances since the acquisition to evaluate the carrying value of the intangible asset and determined no triggering event had occurred and therefore no impairment testing was required.
5.           Mr. Sillerman’s connections in the entertainment industry are with executives and management officials at various entertainment and media companies.  The 100 Mile Group has connections with celebrities, including athletes, and their managers, and was hired to use its contacts and expertise in an attempt to have such celebrities enter into agreements with TIPPT Media Inc.
6.           Function(x) and TIPPT Media Inc. operate independently and separately. None of the strategic partnerships reported in the Company’s Form 8-K was arranged through or with the assistance of TIPPT Media Inc.
7.           Pursuant to ASC 805 the TIPPT acquisition was deemed not to qualify as the acquisition of a business.  During the period December 23, 2011 to December 31, 2011, TIPPT Media Inc. had very limited activity.  The Company deemed such activity to be immaterial and no transactions for that period were included in the Company’s financial statements.  Accordingly we did not record a non-controlling interest for that time period.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
April 4, 2012

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:  Mitchell J. Nelson (w. encl.)